FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

August 12, 2008

Item 3: News Release:

A news release dated and issued on  August 12, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Vests 100% Interest at Rob – Drilling Continues to Extend Pogo-Style Veins

Item 5: Full Description of Material Change:

August 12, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce that it has now vested with a 100% interest in the underlying long term lease at its Rob property.  The Company is also pleased to announce that its initial mapping and geophysics have identified new prospective targets on the property, and that the initial step-out drill holes at Grey Lead are continuing to extend the vein intersected in last year’s program (which returned true width intervals as high as 4 m grading 29 g/t and 4.1 m grading 20.1 g/t) and are intersecting what appear to be stacked quartz veins, similar to those currently being mined at Pogo, for the first time in this area.

To earn its 100% interest in the lease on the property, Freegold was required to expend a minimum of US $1 million on the property prior to December 31, 2008.  Freegold has achieved this minimum level, and has made the final 500,000 share issuance to an underlying vendor, and now holds a 100% interest in the long term lease on the property, subject to ongoing advance minimum royalty payments, and net smelter royalties which aggregate 3% at current gold prices.

Freegold commenced its mapping and reconnaissance work on the property in May in the Grey Lead, Grizzly and Michigan prospect areas, and confirmed the presence of multiple quartz veins in each of these target areas.  Mapping west of the Grey Lead vein found multiple occurrences of quartz rubble outcroppings suggesting the presence of multiple veins in the Grey Lead hanging wall.  During this reconnaissance work, grab sampling at the Hilltop prospect (600 feet southeast of the Grey Lead saddle and on another similar northeast oriented structure) returned 18.7 g/tonne, with elevated levels of bismuth and tellurium similar to those seen in the eight drill holes that intersected the Grey Lead vein in the 2007 drill program.

IP/resistivity surveys started on the property in late July.  Initial surveys were conducted in the Grey Lead and Hilltop areas where a number of anomalous zones were located. IP/resistivity is presently in progress at the Michigan prospect where previous prospecting and sampling identified a large stock-work vein system over an approximate 3,500 foot by 2,500 foot area which has returned surface grab samples as high as 699, 175 and 121 g/tonne gold.  The final area to be surveyed will be the Wolverine prospect, where previous Freegold soil sampling returned the highest gold in soil anomalies on the property.

Freegold’s first core hole of the 2008 season, hole 18, was located 100 feet to the south of holes 7 and 8 drilled last year from one pad located 150 feet to the south of the second pad which contained holes 12 to 17.  Hole 18 was drilled at an angle of -45 degrees towards the approximately -60 degree dipping vein, and intersected approximately 8 feet of sulphide bearing quartz vein in a sericite altered granodiorite.  Multiple mineral grains of what is believed to be fine-grained visible gold were seen within the interval.

Hole 19 was collared from the same pad and drilled at an angle of -75 degrees.  This hole encountered two thin sulfide bearing quartz veins (+1 foot) before intercepting two thicker quartz veins (8 and 23 feet) that appear identical to those encountered in the 2007 drilling.  One additional 2.4 foot wide suphide bearing vein was encountered further down the hole at a depth of 133 feet.

The third hole 20, was also collared from the same drill pad and is a vertical hole.  This hole is still being drilled and has intercepted three quartz veins of approximately 1, 8 and 6 feet thickness beginning at hole depths of 34.2, 48.6 and 77.8 feet respectively, with quartz stockwork veining encountered in the footwall of each quartz vein.  These stacked quartz veins were encountered at shallower depths than expected from the previous two holes, suggesting that the veins are flattening to the west, or that faulting has upthrown the rocks to the west of where the veins were intersected in hole 19.   Assays from these three holes are pending.

Following the completion of hole 20, the drill will be moved 100 feet to the north of the 2007 pad which drilled holes 12 to 17, to test the northern extension of the vein system.  Should these holes continue to intersect the veins, then the known strike of the Grey Lead vein system will be extended to nearly 900 feet (350 feet traced through drilling, with an additional 530 feet of inferred strike length from the location of holes 18 to 20 to the Grey Lead portal to the south, which provided access to previous small scale underground development on vein.)

The Qualified Person with respect to scientific and technical information contained herein is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited, who has reviewed and approved the contents of this release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 12th day of August 2008.